Exhibit 99.1

Sale of SKF's Forging in Germany Signed

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 13, 2007--SKF (NASDAQ:SKFR) (LSE:SKFB) (STO:SKFA) (STO:SKFB) has signed an agreement to sell its forging business at the Luchow plant in Germany to Hay Speed Umformtechnik GmbH, a company established by the majority of the owners of Johann Hay GmbH & Co KG, one of the largest privately owned forging companies in Germany.

The sales price is EUR 33 millions and SKF will make a profit on the sale of some EUR 4 million, that will be reported in the second quarter of 2007. SKF's forging business in Luchow has 222 employees and the sales for 2006 amounted to EUR 74 million.

The sales of the forging business is fully in line with the Group's manufacturing strategy to divest none-core component manufacturing.

Goteborg, 13 March 2007

Aktiebolaget SKF (publ.)

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CONTACT: Aktiebolaget SKF
Tel. +46 31 337 10 00
Fax. +46 31 337 17 22
www.skf.com
or
SKF Group Communication
Lars G Malmer, +46 (0)31 337 1541
Lars.G.Malmer@skf.com
or
SKF Investor Relations
Marita Bjork, +46 (0)31 337 1994
Mobile. +46 (0)705-181994
marita.bjork@skf.com